

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2010

<u>Via U.S. mail and facsimile</u>

Mr. Gray Benoist
Chief Financial Officer and Chief Accounting Officer
Belden Inc.
7733 Forsyth Boulevard; Suite 800
St. Louis, MO 63105

     Re: Belden Inc.
           Form 10-K for the year ended December 31, 2009
           Forms 10-Q for the periods ended April 4, 2010 and July 4, 2010
           Form 8-K filed April 29, 2010
           Definitive Proxy Statement on Schedule 14A filed April 7, 2010
           File No. 1-12561

Dear Mr. Benoist:

     We have completed our review of your filings and do not have any further comments at this time.

           Sincerely,

           Rufus Decker
           Accounting Branch Chief